July 21, 2017

Via EDGAR

Michael Clampitt

Senior Counsel

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. | Mail Stop 4720

Washington, D.C. 20549

Re:                 PacWest Bancorp
Amendment No. 2 to Registration Statement on Form S-4
Filed July 21, 2017
File No. 333-218249

To Whom It May Concern:

PacWest Bancorp (the “Company”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m. Eastern time on Monday, July 24, 2017, or as soon thereafter as practicable.

Please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603 with any questions you may have concerning this request.  In addition, please notify Mr. Brown when this request for acceleration has been granted.

PACWEST BANCORP

By	/s/ Kori L. Ogrosky
Kori L. Ogrosky Executive Vice President, General Counsel and Corporate Secretary

cc:           Patrick S. Brown
                (Sullivan & Cromwell LLP)